

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 27, 2017

By E-Mail

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re:** **Qualcomm Incorporated**
> **Preliminary Proxy Statement**
> **Filed on December 22, 2017**
> **File No. 000-19528**
>
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed December 4, 2017**
> **File No. 000-19528**

Dear Mr. Williams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

1.   Please provide the disclosure required by Item 3 of Schedule 14A.

Vote Required for Each Proposal, page 6

2.   Please revise the first sentence on page 7, which states that "It will NOT help elect your Board if you sign and return a blue proxy card sent by Broadcom." Your disclosure suggests that only your nominees could be elected to "your [the security holders'] board."

Background to the Solicitation, page 16

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that "…Broadcom's desire to acquire the Company in a manner that **dramatically undervalues** the Company" (emphasis added).

4. Please revise your disclosure to explain how Broadcom's nominees are "inherently conflicted."

5. Please tell us what investor presentation was issued by Broadcom on December 4, 2017 or revise your disclosure as necessary.

6. Update your disclosure to describe the adoption of the CIC Severance Plan and the amendments to the LTIPs on December 20, 2017.

Proposal 5, page 36

7. Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that you have combined at least two separate matters in Proposal 5. Please revise to unbundle this proposal such that the Certificate amendment relating to the removal of directors and the amendment relating to amendments of charter provisions are separate proposals.

Potential Payments Upon Termination or Change of Control, page 81

8. Please revise this disclosure to account for the adoption of the CIC Severance Plan and the amendments to the LTIPs on December 20, 2017. To the extent the plan adoption and amendments may result in payments to persons other than those included in the table on page 81, please also disclose those payments. On a related note, please disclose in an appropriate location whether or not the election of the Broadcom nominees would result in any other obligations of the company becoming accelerated or due.

Soliciting Materials filed December 4, 2017

9. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statement that "Qualcomm stockholders are poised to participate in substantial growth and value creation…"

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions